Prime Capital Markets, LLC

Financial Report
December 31, 2024

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70570

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Prime Capital Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 S. Financial Place, Suite 3160

(No. and Street)

Chicago	**IL**	**60605**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Olamide Aremu	**312-986-7419**	oaremu@prime-trading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP

(Name – if individual, state last, first, and middle name)

30 S. Wacker Drive, SUite 3300	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

09/24/2003	**49**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Olamide Aremu _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Priem Capital Markets LLC _____, as of 12/31 _____ 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



Report of Independent Registered Public Accounting Firm

To the Manager of Prime Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prime Capital Markets, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
March 31, 2025



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Prime Capital Markets, LLC

Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$	2,343,758
Receivables from broker-dealers		2,189,910
Prepaids		37,913
Other assets		24,119
Total Assets	$	4,595,700

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	27,845
Due to affiliate		51,124
Total Liabilities		78,969
Member's Equity		4,516,731
Total Member's Equity		4,516,731
Total Liabilities and Member's Equity	$	4,595,700

See Notes to Statement of Financial Condition.

Prime Capital Markets, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies

Prime Capital Markets, LLC, an Illinois limited liability company, ("Prime") is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities, equity securities, government securities, and derivative financial instruments for its own accounts. The owner of Prime is Prime Group Holding, LLC, a Delaware limited liability company, ("PGH"). Prime is a broker-dealer registered under the Securities Exchange Act of 1934 and is approved as a member of the Financial Industry Regulatory Authority ("FINRA"). As of December 31,2024, the company has not commenced trading operations.

A summary of the Company's significant accounting policies follows:

Accounting Policies: The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board ("the FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates

Receivables from broker-dealer: Receivables and payables relating to trades pending settlement are netted by broker-dealer and included in receivables from broker-dealer in the statement of financial condition. The Company may obtain short-term financing from broker-dealers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Income taxes: Prime is taxed collectively as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company.

FASB guidance requires the evaluation of tax positions taken or expected to be taken while preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2024, management has reviewed the Company's income tax positions for the open tax years and concluded that no provision for income tax is required in the Company's financial statements.

Cash and cash equivalents: The Company considers highly liquid interests with a maturity of three months or less when acquired to be cash equivalents.

The company maintains cash in bank accounts which at times may exceed federally insured limits of $250,000. The Company has not experienced any losses on these accounts. At December 31, 2024 the Company had cash in Byline bank of $2,310,910. Total cash in banks was $2,343,758.

Current expected credit losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB Accounting Standards Codification ("ASC") 326-20, Financial Instruments – Credit Losses. Management has determined that there are no material estimated credit losses through the year ended December 31, 2024, that impact the Company's financial statements.

Interest: The company earns interest on its cash deposits with financial institutions.

Prime Capital Markets, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

Segment reporting: The Company is engaged in a single line of business as a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities, equity securities, government securities, and derivative financial instruments for its own accounts. The Company has identified its Chief Executive Officer, as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Since the Company operates as a single segment, there are no reconciling items between segment and the amounts reported in the statement of financial condition, including total assets and segment assets.

Note 2.   Receivables from Broker-Dealers

Receivables from broker-dealers at December 31, 2024, consists of the following:

	Receivables
Cash	$ 2,189,910
	$ 2,189,910

Note 3.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company has no financial instruments that fall within the hierarchy as of December 31, 2024. Substantially all of the Company's assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4.   Related Party Transactions

The Company receives administrative services and infrastructure services from affiliates under common control, under the terms of an agreement. There was $51,124 due to affiliates as of December 31, 2024.

Note 5.   Guarantees and Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Prime Capital Markets, LLC

Notes to Statement of Financial Condition

Note 6.   Member's Equity

Prime Capital Markets, LLC:
Member's equity consists of two Classes of members, Class A and B. As of December 31, 2024, Class A member's equity totaled $4,516,731. There are no active members in Class B.

The Class A member has the right and full authority to manage, control, administer and operate the business and affairs of the Company.

Note 7.   Regulatory Requirements

Prime is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital requirements under the basic method, as provided by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, both as defined. Net capital changes from day to day, but at December 31, 2024, Prime had net capital of $4,454,699 which was $4,354,699 in excess of the required capital of $100,000.

Note 8.   Concentration of credit risk

The company carries $2,189,910 at a single broker/dealer. The Company continually reviews the credit quality of its counterparties and have not experienced a default. As a result, the Company does not have an expectation of credit losses for this arrangement. Management of the company deems this risk acceptable.

Note 9.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. Subsequent to year-end, there were no significant events.